Exhibit 99.3

Borr Drilling Fleet Status Report - 17 Aug 2023

New Contracts / Extensions / Amendments

Mist
• Contract: December 2023 to August 2024, Valeura Energy, Thailand
Norve
• Option exercised: November 2023 to January 2024, BW Energy, Gabon
Prospector 1
• Extension : September 2023 to October 2023, Neptune Energy, Netherlands

Letters of Award / Letters of Intent / Negotiations

Thor
• Binding LOA: December 2023 to May 2024, Undisclosed, Southeast Asia
Gerd
• Binding LOA: December 2023 to August 2024, Undisclosed, Middle East
Other Developments

Gunnlod
• Commenced operations with SapuraOMV, Malaysia in June 2023
Ran
• Commenced operations with Fieldwood Energy, Mexico in July 2023
Vale
• Accelerated delivery date from July 2025 to October 2024
Var
• Accelerated delivery date from September 2025 to January 2025

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 17 August 2023

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	December- 2022	August - 2023	In Transit	Contract Preparations/Enroute
					September - 2023	September - 2028	Saudi Arabia	Committed with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Undisclosed	August - 2023	November -2023	West Africa	Contract Preparations/Enroute
					December - 2023	August - 2024	Middle East	LOA
Gersemi	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2024	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	SapuraOMV	June - 2023	January - 2024	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	April -2023	August - 2023	In Transit	Contract Preparations/Enroute
					September - 2023	September 2025	Mexico	Committed
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Petronas Carigali	March - 2022	November - 2023	Malaysia	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	January - 2023	November - 2023	Thailand	Operating
					December -2023	August - 2024	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	March - 2024	Congo	Operating with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	January - 2024	Gabon	Operating with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune Energy	March - 2022	August - 2023	Netherlands / United Kingdom	Operating
					September -2023	October - 2023	Netherlands	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	November - 2022	March - 2024	Congo	Operating with option to extend
Ran [1]	KFELS Super A Class	400 ft	2013	Fieldwood Energy	July - 2023	September - 2023	Mexico	Operating
				TotalEnergies	October - 2023	April - 2024	Mexico	Committed
				Undisclosed	May - 2024	July - 2024	Americas	Committed with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2019	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	CPOC	July - 2022	December - 2023	Malaysia-Thailand JDA	Operating
				Undisclosed	December - 2023	May - 2024	Southeast Asia	LOA

Available Rigs
None

Under Construction Rigs

Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Delivery in January - 2025
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Delivery in October - 2024

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

		Total Fleet	24	22	0	0	2

Borr Drilling Fleet Status Report - 17 August 2023

Rig Name	Location	2023				2024				2025				2026
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Asia
Thor	Malaysia-Thailand JDA/SEA	CPOC			Undisclosed
Gunnlod	Malaysia	PTTEP	Petra	SapuraOMV
Idun	Malaysia	Petronas Carigali
Mist	Thailand	Valeura Energy						Option
Saga	Brunei	Brunei Shell Petroleum
Skald	Thailand	PTTEP						Option
Middle East
Arabia I	Saudi Arabia	Saudi Aramco								Option
Arabia II	Saudi Arabia	Saudi Aramco								Option
Arabia III [1]	In Transit/Saudi Arabia	ContractPrep/Enroute			Saudi Aramco
Groa	Qatar	QatarEnergy					Option
Gerd	West Africa / Middle East	ADDAX		Contract Prep/Enroute	Undisclosed			Option
Europe and Africa
Prospector 1 [1]	Netherlands/United Kingdom	Neptune			Option
Natt	Congo	ENI					Option
Norve	Gabon	BWE			Option
Prospector 5 [1]	Congo	ENI				Option
Mexico
Ran [1]	Mexico	Wintershall		FWE	TotalEnergies		Undisclosed	Option
Galar	Mexico	Opex Perforadora (PEMEX)
Gersemi	Mexico	Opex Perforadora (PEMEX)
Grid	Mexico	Opex Perforadora (PEMEX)
Njord	Mexico	Opex Perforadora (PEMEX)
Odin	Mexico	Opex Perforadora (PEMEX)
Hild	In Transit/Mexico	Warm Stacked		Contract Prep/Enroute	Fieldwood Energy

Jack-Ups Under Construction
Vale	KFELS shipyard, Singapore					Delivery in October 2024
Var	KFELS shipyard, Singapore					Delivery in January 2025

			Firm			Option			Available		Under Construction

1-HD/HE Capability

Borr Drilling Fleet Status Report - 17 August 2023

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:
The statements described in this status report that are not historical facts are "Forward Looking Statements".
Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.